Exhibit 12, Page 1 of 1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	Year ended December 31,
	2007	2006	2005	2004	2003

EARNINGS
Income from continuing operations before income taxes as reported	$2,237	$2,230	$1,697	$1,289	$586

Add (subtract):
Total interest expenses (as detailed below)	520	548	552	567	609
Amortization of capitalized interest	6	5	5	5	5
Income of partially owned entities (1)	(57)	(48)	(61)	(58)	46

Total earnings	$2,706	$2,735	$2,193	$1,803	$1,246

FIXED CHARGES
Interest expense on debt	$441	$476	$494	$489	$497
Interest expense on unrecognized tax benefit (FIN 48)	12	--	--	--	--
Other interest expense	15	17	6	18	5
Calculated interest portion of rent expense	52	55	52	45	39
NS' share of Conrail interest	--	--	--	15	68

Total interest expenses	520	548	552	567	609

Capitalized interest	14	13	11	10	12

Total fixed charges	$534	$561	$563	$577	$621

RATIO OF EARNINGS TO FIXED CHARGES	5.07	4.88	3.90	3.12	2.01

(1) Includes: (a) the distributed income of equity investees, net of equity earnings included in income from continuing operations before income taxes as reported and the minority income of consolidated entities which have fixed charges; and, for the periods before the Conrail Corporate Reorganization, (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.